EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-50051, 333-82069, 333-97569, 333-155273, and 333-167170 on Form S-8 and Registration Statement No. 333-228979 on Form S-3 of our reports dated February 27, 2019, relating to the consolidated financial statements of The Wendy’s Company and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding a change in accounting for revenue due to the adoption of Accounting Standards Codification No. 606, Revenue from Contracts with Customers), and the effectiveness of The Wendy’s Company and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of The Wendy’s Company for the year ended December 30, 2018.

/s/ Deloitte & Touche LLP
Columbus, Ohio
February 27, 2019